Exhibit 99.1

B2Gold Announces Otjikoto Project Update
Mine Construction on Budget and on Schedule
Additional High Grade Drill Results from the Wolfshag Zone

Vancouver, June 13, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT:BTG, NSX:B2G) (“B2Gold” or the “Company”), is pleased to announce construction at the Otjikoto Mine in Namibia remains on budget and on schedule for completion in the fourth quarter of 2014.  In addition the Company announces further high grade drilling results from the Wolfshag zone at Otjikoto.

Construction Update

Construction of the Otjikoto open pit gold mine remains on schedule to commence gold production in late 2014.  All major excavations on the project are complete and the only substantial earthworks project remaining is the relocation of a gravel district road (scheduled to be completed in Q3, 2014).  More than 16,000 cubic metres of concrete have been poured and less than 10% of the total volume remains outstanding.  Steel erection continues on site and millwrights are currently installing the crusher and milling circuits.  All material earthworks in the tailings pond have been completed and water has been captured from the rainy season to start the mill.   Total employees and contractors on site now totals approximately 1000.

Mining remains on budget with 2014 forecasts and more than 7.5 million tonnes have been moved since pit inception.  The project team has recently begun to mine ore and is placing material on the stockpile in anticipation for start-up.

Based on the Feasibility Study, the projected average annual production for the first five years is approximately 141,000 ounces of gold per year at an average operating cash cost of $525 per ounce and for the LOM approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce. Total construction and development costs remain in line with the Otjikoto feasibility study released in February 2013, including pre-development costs of $244 million and deferred stripping estimates of $33 million. The Otjikoto feasibility study also assumed that a further $60 million in mobile mining fleet and power plant costs would be lease financed. Leasing arrangements were finalised in the fourth quarter of 2013 and will finance a total of $34 million of mobile mining fleet costs based on current foreign exchange rates. The balance of the fleet and power plant costs has been funded from the Company’s existing cash flows and credit facilities.
Given the discovery of the high grade Wolfshag zone near the planned open pit, the plant facility and support infrastructure will be built to support a plant expansion from the initial processing capability of 2.5 million tonnes per annum to 3.0 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces per year. The Company will rerun mine plans to include the higher grade Wolfshag zone.

Exploration Drill Results

The Company is also pleased to announce continued high grade results from the exploration drilling program on the recently discovered Wolfshag zone at its Otjikoto Gold Project in Namibia.  The infill drilling on the Wolfshag zone continues to confirm the continuity of the main high grade shoots, WA and WB. The Wolfshag zone plunges at 10 to 15 degrees to the southwest and has been traced down plunge for 1,600 metres, and remains open to depth.  Recent results are highlighted by hole WH14-162 which intersected 29.65 metres grading 9.53 g/t gold (7.70 g/t gold with assays capped at 45 g/t gold), including 15.30 metres at 17.34 g/t gold (13.78 g/t gold with assays capped at 45 g/t gold).

Drilling this year has concentrated on infilling the northern portion of the Wolfshag zone to allow for conversion of portions of the recently defined inferred resource of 6.8 million  tonnes grading 3.2 g/t gold (703,000 contained ounces gold) (see B2Gold news release dated January 22, 2014) to an indicated mineral resource category.  Conceptual studies for incorporation of the Wolfshag resource into the Otjikoto mine plan have started in support of the Otjikoto mine expansion.  Results have been received from all but five holes of the exploration program completed to date. Select significant new results (uncapped) from the Wolfshag drilling include, from north to south:

•	WH14-155 with 8.95 metres at 4.37 g/t gold;

•	WH14-135 with 15.00 metres at 7.43 g/t gold, including 7.62 metres at 12.91 g/t gold;

•	WH14-139 with 7.40 metres at 7.78 g/t gold; including 2.60 metres at 11.07 g/t gold;

•	WH14-162 with 29.65 metres at 9.53 g/t gold, including 15.30 metres at 17.34 g/t gold;

•	WH14-171 with 19.95 metres at 11.78 g/t gold; including 10.80 metres at 20.58 g/t gold;

•	WH14-173 with 12.70 metres at 6.42 g/t, including 5.75 metres at 11.30 g/t gold.

•	WH14-175 with 23.00 metres at 6.15 g/t gold, including 2.85 metres at 19.09 g/t gold; and,

•	WH14-185 with 25.25 metres at 5.80 g/t gold, including 9.95 metres at 8.49 g/t gold.

(A table of selected results can be found on page 3)

Sixty-three holes totalling 13,230 metres have been drilled to date in the 2014 exploration program budgeted for $8 million.  Infill drilling of the northern portion of the Wolfshag zone has been completed with the new holes increasing the drilling density to 25 metres spacing on 50 metres spaced section lines. This infill drilling is anticipated to upgrade the conceptual open pit portion of the Wolfshag zone to an indicated mineral resource category with the new resource estimation for the zone expected to be completed by year end.  Six metallurgical test sample holes were also completed as part of the current program.  Samples totalling 2.2 tonnes were selected from these and previous Wolfshag zone drill holes and shipped to SGS Lakefield’s laboratory in Canada for gold recovery and comminution test work.  Drill hole WH14-162 represents the best hole to date in the northern most portion of the Wolfshag zone and like other holes in the central portion of the WA shoot, such as OTG25D, located 550 metres further south, with 19.81 metres at 15.00 g/t gold (see B2Gold news release dated December 11, 2012), is remarkable in the continuity of high grade sample values within the zone.  Mineralization in this hole is associated with higher concentrations of pyrite-magnetite-calcite in veins, steep tension gashes and replacement zones hosted within albitite + calcite + clay altered metasediments, marble lenses and pyritic chalky shears.

Exploration work is continuing on the Wolfshag zone with two drills currently active on infill drilling of the southern extensions of the zone to potentially allow for inclusion of this area into an inferred mineral resource class.  Additional results will be released as they become available.  Future work will continue to follow the Wolfshag zone at depth and to test several other targets and on the property.

HoleID	LINE (N)	STATION ( E)	From (metres)	To (metres)	Length	Au g/t	Au g/t Cut to 45g/t	Zone
WH14-148	8750N	4780E	29.54	39.00	9.46	3.750	3.750	WB
including			29.54	35.94	6.40	5.392	5.392	WB
WH14-150	8750N	4805E	32.70	47.50	14.80	1.336	1.336	WB
WH14-152	8750N	4830E	22.00	25.00	3.00	1.873	1.873	WA
WH14-163	8750N	4950E	23.00	28.30	5.30	0.778	0.778	WH41

WH14-151	8650N	4800E	22.50	23.72	1.22	2.438	2.438	EBS
and			37.00	42.62	5.62	0.565	0.565	WA
and			50.22	61.48	11.26	1.382	1.382	WB
WH14-153	8650N	4825E	26.00	36.10	10.10	1.353	1.353	WA
and			54.45	68.20	13.75	2.634	2.634	WB
and			95.60	97.20	1.60	1.372	1.372	WBS
WH14-155	8650N	4850E	43.10	48.30	5.20	1.514	1.514	WA
and			60.00	61.00	1.00	7.000	7.000	Other
and			69.45	78.40	8.95	4.368	4.368	WB
WH14-157	8650N	4875E	77.93	89.79	11.86	0.680	0.680	WB
WH14-181	8650N	4900E	139.80	147.00	7.20	1.217	1.217	EBS
WH14-166	8650N	4975E	75.25	79.80	4.55	1.473	1.473	WH41
WH14-168	8650N	5000E	89.45	93.00	3.55	10.089	10.089	WH41

WH14-136	8550N	4785E	56.15	64.70	8.55	0.537	0.537	WA
WH14-135	8550N	4810E	54.00	69.00	15.00	7.434	7.434	WA
including			60.32	67.94	7.62	12.913	12.913	WA
WH14-137	8550N	4835E	61.35	72.30	10.95	6.872	6.872	WA

HoleID	LINE (N)	STATION ( E)	From (metres)	To (metres)	Length	Au g/t	Au g/t Cut to 45g/t	Zone
and			78.05	80.50	2.45	3.265	3.265	WA
and			86.70	91.85	5.15	1.082	1.082	WB UPPER
and			98.55	108.00	9.45	1.994	1.994	WB
and			143.30	150.30	7.00	0.616	0.616	WD
WH14-140	8550N	4860E	62.11	81.12	19.01	1.972	1.972	WA
including			71.04	74.42	3.38	6.628	6.628	WA
and			101.75	117.35	15.60	1.946	1.946	WB
WH14-142	8550N	4885E	60.40	67.10	6.70	0.618	0.618	WA
and			103.00	112.00	9.00	2.049	2.049	WA UPPER
and			115.20	122.85	7.65	5.055	5.055	WB
and			147.50	153.75	6.25	0.497	0.497	WC
WH14-144	8550N	4910E	122.60	131.00	8.40	0.719	0.719	WB

WH14-138	8450N	4810E	89.59	91.81	2.22	1.633	1.633	WA
WH14-134	8450N	4835E	87.60	89.10	1.50	5.255	5.255	WA
and			92.60	107.10	14.50	2.124	2.124	WA
WH14-139	8450N	4860E	92.70	100.10	7.40	7.780	7.780	WA
including			95.55	98.15	2.60	11.069	11.069	WA
and			105.60	110.55	4.95	3.716	3.716	WA
and			137.45	145.75	8.30	1.387	1.387	WB
including			140.50	144.00	3.50	2.911	2.911	WB
and			189.15	194.00	4.85	1.052	1.052	WF
WH14-141	8450N	4885E	92.75	95.40	2.65	1.387	1.387	WA
and			98.50	104.10	5.60	2.318	2.318	WA
and			107.40	118.20	10.80	1.110	1.110	WA
and			139.40	148.60	9.20	5.423	3.962	WB
and			193.85	194.30	0.45	8.000	8.000	WD
and			198.40	204.50	6.10	0.719	0.719	WD
including			202.00	204.50	2.50	1.434	1.434	WD

HoleID	LINE (N)	STATION ( E)	From (metres)	To (metres)	Length	Au g/t	Au g/t Cut to 45g/t	Zone
WH14-143	8450N	4910E	107.76	113.50	5.74	0.661	0.661	WA
and			119.65	126.60	6.95	0.650	0.650	WA
and			145.00	157.30	12.30	1.848	1.848	WB
and			187.95	198.35	10.40	0.876	0.876	WG
including			195.80	198.35	2.55	2.438	2.438	WG
WH14-145	8450N	4935E	127.50	127.90	0.40	6.910	6.910	EBS

WH14-160	8350N	4840E	118.40	119.40	1.00	4.400	4.400	WA
and			123.85	125.45	1.60	14.275	14.275	WA
WH14-162	8350N	4865E	121.80	151.45	29.65	9.534	7.695	WA
including			127.10	142.40	15.30	17.341	13.778	WA
WH14-165	8350N	4890E	127.20	144.60	17.40	2.507	2.507	WA
including			134.30	137.00	2.70	7.356	7.356	WA
and			147.65	149.55	1.90	2.543	2.543	WB UPPER
and			180.40	181.60	1.20	1.764	1.764	WB LOWER
and			205.10	207.25	2.15	2.141	2.141	WF
and			235.45	242.00	6.55	1.098	1.098	WF
WH14-167	8350N	4915E	137.00	142.60	5.60	0.766	0.766	WA
and			150.10	157.00	6.90	1.490	1.490	WA
and			181.00	190.55	9.55	3.363	3.363	WB
and			182.10	190.55	8.45	3.704	3.704	WB
and			231.00	234.00	3.00	1.154	1.154	WD
WH14-170	8350N	4940E	136.30	139.25	2.95	1.288	1.288	Other
and			194.70	198.00	3.30	25.629	10.742	WB
including			194.70	195.45	0.75	110.500	45.000	WB
and			225.45	229.00	3.55	2.931	2.931	WC
WH14-172	8350N	4965E	63.90	66.91	3.01	0.477	0.477	OTC

WH14-169	8250N	4870E	157.80	160.00	2.20	0.442	0.442	WA

HoleID	LINE (N)	STATION ( E)	From (metres)	To (metres)	Length	Au g/t	Au g/t Cut to 45g/t	Zone
WH14-171	8250N	4895E	154.90	174.85	19.95	11.783	9.949	WA
including			159.60	170.40	10.80	20.578	17.189	WA
WH14-173	8250N	4920E	75.60	77.20	1.60	1.407	1.407	OTC
and			159.40	172.10	12.70	6.416	6.416	WA
including			163.60	169.35	5.75	11.295	11.295	WA
and			176.00	181.00	5.00	1.460	1.460	WA
and			184.00	189.60	5.60	0.769	0.769	WB UPPER
and			199.60	201.10	1.50	2.659	2.659	WBS
and			258.00	264.60	6.60	0.544	0.544	WD
WH14-176	8250N	4945E	168.85	172.80	3.95	0.528	0.528	WA
and			179.40	183.50	4.10	1.079	1.079	WA
and			205.60	216.60	11.00	1.861	1.861	WB UPPER
and			231.40	234.80	3.40	2.326	2.326	WBS
and			238.50	241.65	3.15	1.757	1.757	WC
and			269.35	271.60	2.25	2.813	2.813	WD
and			275.70	279.25	3.55	0.921	0.921	WD
WH14-178	8255N	4970E	212.52	218.87	6.35	0.607	0.607	EBS
and			243.14	253.57	10.43	2.013	2.013	EBS
and			257.42	262.45	5.03	2.468	2.468	WC
and			275.03	284.30	9.27	0.421	0.421	WD

WH14-175	8150N	5000E	193.90	216.90	23.00	6.149	6.149	WA
including			206.30	209.15	2.85	19.089	19.089	WA
and			222.00	223.95	1.95	1.667	1.667	WBS
WH14-177	8150N	5026.5E	199.70	204.90	5.20	1.889	1.889	WA
and			208.80	222.65	13.85	2.561	2.561	WA
including			208.80	215.10	6.30	4.657	4.657	WA
WH14-179	8150N	5053E	204.50	210.30	5.80	2.010	2.010	WA
and			222.60	230.30	7.70	2.088	2.088	WA

HoleID	LINE (N)	STATION ( E)	From (metres)	To (metres)	Length	Au g/t	Au g/t Cut to 45g/t	Zone
and			250.30	258.30	8.00	2.794	2.794	WB
and			282.60	284.60	2.00	0.790	0.790	WC
WH14-180	8150N	5079.5E	249.45	256.85	7.40	0.697	0.697	WB
and			260.10	265.60	5.50	0.990	0.990	WB
and			283.60	288.75	5.15	0.579	0.579	WC
and			294.00	294.55	0.55	3.370	3.370	WC
and			322.40	329.05	6.65	1.177	1.177	WE

WH14-185	8050N	5041E	224.30	249.55	25.25	5.799	5.763	WA
incl			236.50	246.45	9.95	8.490	8.490	WA
WH14-188	8050N	5067.5E	229.65	253.35	23.70	2.246	2.246	WA
incl			238.64	245.85	7.21	4.574	4.574	WA
True widths for the WA and WB shoots are 85-95% of intersected widths. Revised geological interpretations and 3D modeling is underway to determine the geometry of the lower and eastern shoots.

B2Gold’s Quality Assurance/Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core sample strings. The primary laboratory for Otjikoto is ALS Minerals in Johannesburg, South Africa, where samples are analysed by metallic screen fire assay and/or fire assay with atomic absorption finish and/or gravimetric finish using one assay tonne. Samples are prepared at ALS Minerals in Swakopmund, Namibia. Bureau Vertitas, Swakopmund, Namibia, is the umpire laboratory. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols. Tom Garagan is the Qualified Person as defined under National Instrument 43-101.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean Vice President, Investor Relations 604-681-8371	Shaun Johnson Investor Relations Associate 604-681-8371

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding anticipated exploration and development activities, completion of construction and the timing and amount of projected production at the Otjikoto Project, other operational and economic projections, and other anticipated developments on the company’s properties.  Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties; litigation; and other risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”), which differs significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, this press release uses the term “resources”, which are not “reserves”.  U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves”.  Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s Industry Guide 7 does not recognize them or permit U.S. companies to disclose them in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of the mineral zones in these categories will ever be converted into SEC defined mineral reserves.  Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures.  In addition, the definition of “reserves” under NI 43-101 and the SEC’s Industry Guide 7 differs significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the company may not qualify for reserves as defined in the SEC’s Industry Guide 7.  For the above reasons, information contained in this press release that describes the Company’s mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.